July 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Dale Welcome

Jean Yu

Re:	Westrock Coffee Co. Form 10-K for Fiscal Year Ended December 31, 2023 Filed March 15, 2024 File No. 001-41485

Ladies and Gentlemen:

On behalf of Westrock Coffee Company (the “Company”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 11, 2024, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 filed with the Commission on March 15, 2024 (the “10-K”).

For your convenience, the Staff’s comment is recited below in bold, followed by the Company’s response. Page references herein correspond to the page of the 10-K. References to “we”, “us”, or “our” refer to the Company.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted EBITDA, page 30

1.We note that your adjusted EBITDA non-GAAP financial measure excludes Conway extract and ready-to-drink facility start-up costs. It appears to us that facility start-up costs are normal, recurring operating costs necessary to operate your business. Please tell us how you determined that this adjustment is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures

Westrock Coffee Company 4009 N. Rodney Parham Road 4th Floor Little Rock, AR 72212 (501) 918-9358

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

July 18, 2024

The Company respectfully acknowledges the Staff’s comment and submits that the Company’s adjustment for Conway extract and ready-to-drink facility start-up costs (the “Conway Start-up Costs”), which are specific, incremental, non-capitalizable costs related solely to the buildout of the Facility, is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (the “C&DIs”), as more fully described below.

The Company utilizes Adjusted EBITDA as a supplemental measure of operating performance that contributes to a meaningful evaluation of the Company’s future operating performance and comparisons to the Company’s past operating performance, and we believe it is an important supplemental measure to net (loss) income because it provides additional information to evaluate our operating performance on an unleveraged basis. In addition, Adjusted EBITDA is calculated similar to defined terms in our material debt agreements used to determine compliance with specific financial covenants.

Question 100.01 of the C&DIs notes the following:

●Excluding normal, recurring, cash operating expenses necessary to operate a registrant’s business from a non-GAAP performance measure is one example of an adjustment, although not specifically prohibited, that could be misleading.
●The Staff considers the nature and effect of non-GAAP adjustments and how they relate to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment when evaluating what is a normal, operating expense.
●The Staff views operating expenses that occur repeatedly or occasionally, including at irregular intervals, as recurring.

The Company is in the process of building a 524,000 square foot manufacturing facility in Conway, Arkansas (the “Facility”), which will introduce multiple new manufacturing and packaging lines that the Company does not currently possess. The Facility represents the largest capital project in the Company’s history, with total expected capital expenditures of approximately $315.0 million. For context, the Company’s gross property, plant and equipment as of December 31, 2022, which includes eight manufacturing facilities in operation as of that date, was $252.2 million (page 77). The Company has not historically constructed a facility, nor does it have future plans to construct a facility, comparable to the Facility.

Portions of the Facility opened in April 2024, and the Facility is expected to be fully operational in fiscal year 2025. For periods in which portions of the Facility are operational, it is not expected that Conway Start-up Costs related to those portions of the Facility will be excluded from Adjusted EBITDA.

Westrock Coffee Company 4009 N. Rodney Parham Road 4th Floor Little Rock, AR 72212 (501) 918-9358

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

July 18, 2024

The exclusion of Conway Start-up Costs from the determination of Adjusted EBITDA is consistent with how the Company and its Board of Directors assess the Company’s operating performance. If the Conway Start-up Costs were not excluded from Adjusted EBITDA, the non-GAAP measure would not accurately reflect the operating performance of the Company’s ongoing operations when compared to historical results. In addition, the exclusion of Conway Start-up Costs are specifically permitted under the Company’s material debt agreements for the purpose of determining compliance with specific financial covenants.

Given the extraordinary nature of the Facility buildout, the Company respectfully submits that the exclusion of Conway Start-up Costs from the calculation of Adjusted EBITDA is appropriate based on the guidance in Question 100.01 of the C&DIs.

The Company respectfully acknowledges that it is responsible for the adequacy and accuracy of our disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We believe our response addresses your comment. However, we would be happy to speak to you directly if you need additional information or clarification.

Westrock Coffee Company 4009 N. Rodney Parham Road 4th Floor Little Rock, AR 72212 (501) 918-9358

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

July 18, 2024

Sincerely,

/s/ T. Christopher Pledger

T. Christopher Pledger
Chief Financial Officer

Contact Information:

T. Christopher Pledger

Chief Financial Officer

chris@westrockcoffee.com

Blake Schuhmacher

Chief Accounting Officer

blake.schuhmacher@westrockcoffee.com

Westrock Coffee Company 4009 N. Rodney Parham Road 4th Floor Little Rock, AR 72212 (501) 918-9358